UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2012

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update of Chapter 11 and Related Court Proceedings

Cayman Islands Litigation against CDC Corporation

     On April 5, 2012, Asia Pacific On-Line Limited (“APOL”), an affiliate of
Mr. Peter Yip, CDC Corporation’s (the “Company’s”) Chief Executive Officer
currently on administrative/medical leave and a former director of the Company, filed an Originating Summons against the Company, Marcus A. Watson, the
Company’s Chief Restructuring Officer (“CRO”), as well as each of Jay J.
Notinger, Henderson Construction Co, Inc., George M. Berberis, Diane R. Antasek,
and Jeffrey P. Minor, who are individual members of the Official Committee of
Equity Security Holders (“Equity Committee”) appointed by the U.S. Bankruptcy
Court for the Northern District of Georgia (the "Court") in the Company’s
Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”), in the Grand
Court of the Cayman Islands (the “Cayman’s Grand Court”) seeking to declare as invalid any attempt by the Company or the Equity Committee to equitably subordinate or disallow APOL from receiving its shareholding interest in the
Company (the “APOL Cayman Proceedings”).

     On April 18, 2012, the Company filed with the Court a Complaint for
Declaratory and Injunctive Relief and an Emergency Motion for Preliminary
Injunction, requesting that the Court: (i) require APOL, under penalty of contempt, to immediately move to dismiss the APOL Cayman Proceedings; (ii)
declare that the automatic stay in the Bankruptcy Proceeding prohibited APOL from filing and pursuing the APOL Cayman Proceedings, and (iii) direct APOL to cease all efforts to continue prosecution of the APOL Cayman Proceedings (the
“CDC Injunction Motion”).  On April 24, 2012, the Equity Committee joined in the
CDC Injunction Motion, and sought similar relief from the Court.

     On April 25, 2012, APOL applied ex parte to the Cayman’s Grand Court for an
"anti-anti-suit" injunction, seeking to restrain the CRO, the Company, and the
Equity Committee from prosecuting the CDC Injunction Motion (the “Anti-anti-suit
Injunction”).  The Cayman’s Grand Court granted APOL’s application on April 25,
2012 and set a hearing with all parties for May 30, 2012.

     On April 27, 2012, in compliance with the April 26th Order (as hereinafter defined), APOL applied ex parte to the Cayman’s Grand Court and received an order discharging the Caymans Anti-anti-suit Injunction.

     On May 22, 2012, APOL announced to the Court its intent to voluntarily dismiss the APOL Cayman Proceedings.

Motion to Dismiss Bankruptcy Proceeding

     On April 16, 2012, China.com, Inc., an indirect, majority-owned subsidiary of the Company and minority shareholder of the Company (“China.com”), filed a motion to dismiss the Bankruptcy Proceeding pursuant to 11 U.S.C. §§ 105(a) and
1112(b) and Federal Rule of Bankruptcy Procedure 9014, claiming that cause exists under 11 U.S.C. § 1112(b) to dismiss the Bankruptcy Proceeding and that the continuation of the Company’s bankruptcy case serves no legitimate bankruptcy purpose, as a result of the recent Court-approved payment to certain undisputed creditors by the Company, including the Company’s previously-disclosed settlement with Evolution CDC SPV Ltd., Evolution Master
Fund Ltd., SPC, Segregated Portfolio M, Evo China Fund and E1 Fund, Ltd.
(collectively, “Evolution”).  China.com also alleges that the only remaining issues in the Bankruptcy Proceeding are disputes among the Company’s equity holders regarding certain alleged causes of action and the non-operational assets of the Company.  On April 25, 2012, APOL and Ms. Nicola Chu Ming Na, the
spouse of Mr. Peter Yip (“Ms. Chu”) joined in China.com's motion to dismiss.

     On April 26, 2012, the Court heard arguments on, and denied, China.com,
APOL and Ms. Chu’s motion to dismiss and issued an order from the bench.  The
Court also ordered, sua sponte, that it was enjoining APOL, Mr. Yip, and Ms. Chu from taking any action to enforce the Anti-anti-suit Injunction (the “April 26th
Order”).  At the conclusion of the dismissal hearing, the Court also denied
China.com’s oral motion for a stay pending appeal. A copy of the transcript of the April 26, 2012 proceeding is attached hereto as Exhibit 99.1 and incorporated herein by reference.

     The Court entered a written order on May 2, 2012 with respect to the foregoing, incorporating its findings of fact and conclusions of law made on the record (the “May 2nd Order”).

     On May 3, 2012, China.com filed a motion for leave to appeal the May 2nd
Order to the United States District Court for the Northern District of Georgia
(the “District Court”) and requested an expedited hearing thereon.  On May 11,
2012, APOL and Ms. Chu also filed notices of appeal of the May 2nd Order, joining in China.com’s motions.

     On May 22, 2012, the District Court denied China.com’s motion for leave to appeal and found its motion for expedited appeal or stay pending appeal to be moot.

New Evolution Litigation

     On April 27, 2012, Evolution Capital Management, LLC, Evolution CDC SPV
Ltd., Global Opportunities Fund Ltd., SPV, Segregated Portfolio M (f.k.a.
“Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund and
El Fund Ltd (the “New York Plaintiffs”) filed a complaint in the Supreme Court of the State of New York, New York County (the “New York Court”) against CDC
Software Corporation (“CDC Software”), the Company’s former Chief Executive
Officer, Peter Yip, APOL, certain former directors of CDC Software and the
Company, as well as certain current and former officers of the Company and CDC
Software, alleging tortious interference with prospective business relations, breaches of fiduciary duty, malicious prosecution, alter ego liability, and libel per se, seeking compensatory damages, punitive damages, attorney’s fees, interest and costs in excess of $15.0 million, relating to alleged actions taken by the Company, CDC Software, and the former and/or current directors and officers of the Company and CDC Software in relation to the previously disclosed
Evolution litigation (the “2012 Evolution Litigation”).

     On May 1, 2012, in connection with the 2012 Evolution Litigation, Evolution
Capital Management, LLC (“ECM”), filed a proof of claim in the Bankruptcy
Proceeding, asserting similar claims and causes of action which are the subject matter of the 2012 Evolution Litigation.

     Also on May 1, 2012, the Company filed a Complaint to Enforce Automatic
Stay and Enjoin Prosecution of Certain Claims Outside of Bankruptcy Court and a
Motion for Preliminary Injunction to Enforce Automatic Stay and Enjoin
Prosecution of Certain Claims Outside of Bankruptcy Court in the Bankruptcy
Court against the New York Plaintiffs asking the Court to: (i) temporarily enjoin the New York Plaintiffs from prosecuting the 2012 Evolution Litigation or taking any other actions that are the functional equivalent of efforts to pursue claims that the Company is or may be required to pay; and (ii) declare that the automatic stay operates to prohibit prosecution of the 2012 Evolution
Litigation.

     In relation to the 2012 Evolution Litigation, CDC Software and a former officer of the Company have filed proofs of claim in the Court and requested indemnification and advancement of expenses pursuant to the terms and conditions of the previously disclosed stock purchase agreement between the Company and
Archipelago Holdings for the Company’s indirect holdings in CDC Software, the
Company’s memorandum and articles of association, as amended, as well as certain indemnification agreements entered into by and between the Company and such former officer.

Proof of Claim Filed by Rajan Vaz in the Bankruptcy Court

     On April 23, 2012, Mr. Rajan Vaz, owner of a 49% interest in the Company’s indirect subsidiary, Software Galeria, Inc., a New Jersey corporation (“SGI”), filed a proof of claim in the Bankruptcy Proceeding in the amount of approximately $29.4 million, alleging, among other things, that a promissory note in the principal amount of approximately $1.6 million remains unpaid by the
Company (the “Vaz Claim”).  The Vaz Claim also includes claims of oppression by the Company of the minority shareholder of SGI, wrongful termination of employment, and others related claims and seeks damages for such claims.  The
Company disputes the substance and amount of the Vaz Claim and intends to vigorously object thereto and defend itself against the same.

Hearing on Chapter 11 Plan Disclosure Statements

     On May 22, 2012, the Court held a scheduling conference on the proposed
Chapter 11 plan disclosure statements in the Bankruptcy Proceeding and set the matter for further hearing on June 7, 2012.

Requisition for Extraordinary General Meeting of the Members of China.com

     On May 22, 2012, the Company, through its wholly-owned subsidiary China M
Interactive (BVI) Limited (“China M Interactive"), requisitioned an
Extraordinary General Meeting (“EGM”) of the members of China.com.  The stated
purpose of the EGM is, in part, for the Company to exercise its 74.17%
shareholder voting rights in China.com in order: (i) to vote upon a resolution amending Article 122(a) of China.com’s Articles of Association in order to comply with the requirements set out in the Rules Governing the Listing of
Securities On the Growth Enterprise Market of the Stock Exchange of Hong Kong
Limited (the “GEM Listing Rules”); (ii) to vote upon resolutions to remove all of the current directors of China.com; and (iii) to vote upon resolutions to appoint Ding Chun, Managing Member and Chief Risk Officer at ChinaRock Capital
Management LP, Marcus A. Watson, the Company’s Chief Restructuring Officer, and
Joseph D. Stutz, the Company’s General Counsel, as directors of China.com.  A copy of the requisition for EGM is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Forward-looking Statements

     This Form 6-K includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words "may," "could," "should," "would,"
"believe," "anticipate," "estimate," "expect," "intend," "plan," "projects,"
"outlook," or similar expressions; (ii) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, the potential outcome of the hearings before the Court regarding the
Chapter 11 plan disclosure statements or any other considerations, procedures, timelines, or the ultimate confirmation of any proposed Chapter 11 plan in the
Bankruptcy Proceeding; (iii) the outcome of any proceeding related to the 2012
Evolution Litigation; (iv) the Company’s intent to object to any proofs of claims filed in the Bankruptcy Proceeding; (v) the Company’s requisition of an
EGM for China.com and the purpose and/or expected results thereof; (vi) any future dismissal of the APOL Cayman Proceedings; and (vii) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company's control.
These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. Such risks include, among others, failure to receive Court approval of the Company’s Chapter 11 Plan
Disclosure Statement, the Company’s ultimate ability to obtain approval of a plan of reorganization and emerge from bankruptcy protection, the risk of an adverse outcome in the 2012 Evolution Litigation, and the risk of an adverse outcome relating to any objection filed by the Company to any proofs of claims filed against it in the Bankruptcy Proceeding. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the
Company's results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.     Description of Exhibit

99.1            Transcript of the April 26, 2012 proceedings in the U.S.
                Bankruptcy Court for the Northern District of Georgia

99.2            May 22, 2012 Requisition of Extraordinary General Meeting to
                China.com, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: May 24, 2012	By:	Marcus A. Watson
	Name:	Marcus A. Watson
	Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of the April 26, 2012 proceedings in the U.S. Bankruptcy Court for the Northern District of Georgia
99.2	May 22, 2012 Requisition of Extraordinary General Meeting to China.com, Inc.